SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2004

E.ON AG

(Translation of Registrant’s Name Into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

January 1 — September 30, 2004

Interim Report III/2004

•	Solid earnings performance in international business

•	Adjusted EBIT well above prior year

•	Net income up substantially

•	Position in Eastern Europe enlarged

•	Positive outlook for full year 2004 confirmed

Interim Report III/2004

E.ON Group Financial Highlights

E.ON Group Key Figures at a Glance

January 1 — September 30
€ in millions	2004	2003	+/– %
Electricity sales (in billion kWh)[1]	298.3	288.0	+4

Gas sales (in billion kWh)[1]	606.3	593.5	+2

Sales	35,359	33,351	+6

Adjusted EBITDA[2]	7,653	6,859	+12

Adjusted EBIT[3]	5,530	4,645	+19

Internal operating profit[2]	4,741	3,394	+40

Income from continuing operations before income taxes and minority interests	6,013	3,995	+51

Income from continuing operations	3,966	2,700	+47

Income from discontinued operations, net	1	1,153	—

Net income	3,967	3,382	+17

Investments	3,821	7,332	–48

Cash provided by operating activities	5,002	4,076	+23

Free cash flow[4]	3,310	2,387	+39

Net financial position[5] (at September 30/December 31)	–6,021	–7,855	+23

Employees (at September 30/December 31)	69,380	67,102	+3

Earnings per share (in €)	6.04	5.18	+17

1	Unconsolidated; prior-year figure includes pro forma nine-month gas sales for E.ON Ruhrgas AG.

2	Non-GAAP financial measure; see reconciliation to consolidated net income on page 5.

3	Non-GAAP financial measure; see reconciliation to consolidated net income on page 5 and commentary on pages 30-31.

4	Non-GAAP financial measure; see reconciliation to cash provided by operating activities on page 16.

5	Non-GAAP financial measure; see reconciliation on page 17.

Non-GAAP financial measures: This report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON’s results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below.

E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, this report contains certain consolidated financial measures (internal operating profit, adjusted EBIT, adjusted EBITDA, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered “non-GAAP financial measures” within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report on which the relevant reconciliation appears. The non-GAAP financial measures used in this report should not be considered in isolation as a measure of E.ON’s profitability or liquidity and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

Interim Report III/2004

Contents

4	Results of Operations
6	Core Energy Business
6	— Central Europe
8	— Pan-European Gas
9	— U.K.
10	— Nordic
12	— U.S. Midwest
13	— Corporate Center
13	Other Activities
14	Employees
14	Investments
15	E.ON Stock
16	Financial Condition
18	Highlights
19	Outlook
20	Interim Financial Statements (Unaudited)
30	Business Segments
32	Financial Calendar

Interim Report III/2004

Results of Operations

Effective January 1, 2004, we realigned our organization based on the five target markets defined in on-top, our enterprise-wide strategy and structure project: Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest. To facilitate comparison, we provide pro forma figures for the prior year according to the new market unit structure; these pro forma figures do not affect the consolidated group figures. Strategy and Key Figures, a publication available at www.eon.com, contains more information about our market unit structure.

In addition, effective the same date, earnings before interest and taxes and adjusted for nonrecurring effects (“adjusted EBIT”) has replaced internal operating profit as our key performance measure (see commentary on pages 30-31).

We sold 4 percent more electricity in the first nine months of 2004 than in the same period last year. The increase is principally attributable to the inclusion of JME and JCE, regional distribution companies operating in the Czech Republic, and Graninge, a Swedish energy utility. On balance, we sold 2 percent more gas due to positive development at our Pan-European Gas market unit, particularly in the third quarter.

Consolidated Sales

January 1 — September 30
€ in millions	2004	2003[1]		+/– %
Central Europe	15,364	14,168		+8

Pan-European Gas	9,924	8,579	[2]	+16

U.K.	6,037	5,737		+5

Nordic	2,372	2,019		+17

U.S. Midwest	1,436	1,488		–3

Corporate Center	–470	–408		—

Core Energy Business	34,663	31,583		+10

Other Activities[3]	696	1,768		–61

Consolidated sales	35,359	33,351		+6

1	Pro forma figures according to the new market unit structure; adjusted for discontinued operations.

2	E.ON Ruhrgas for the period February 1 — September 30, 2003.

3	This segment consists of Viterra and Degussa; the latter has been accounted for using the equity method since February 1, 2003.

Consolidated sales were higher, primarily because of the first-time inclusion of E.ON Ruhrgas and several European energy utilities for the entire period under review. E.ON Ruhrgas became a consolidated E.ON company on February 1, JME and JCE on October 1, and Graninge on November 1, 2003, and Midlands Electricity on January 16, 2004.

Adjusted EBIT

January 1 — September 30
€ in millions	2004	2003[1]		+/– %
Central Europe	2,703	2,256		+20

Pan-European Gas	1,175	1,137	[2]	+3

U.K.	720	497		+45

Nordic	489	351		+39

U.S. Midwest	275	246		+12

Corporate Center	–226	–272		—

Core Energy Business	5,136	4,215		+22

Other Activities[3]	394	430		–8

Adjusted EBIT[4]	5,530	4,645		+19

1	Pro forma figures according to the new market unit structure; adjusted for discontinued operations.

2	E.ON Ruhrgas for the period February 1 — September 30, 2003.

3	This segment consists of Viterra and Degussa; the latter has been accounted for using the equity method since February 1, 2003.

4	Non-GAAP financial measure; see reconciliation to consolidated net income on page 5.

In the first three quarters of 2004, we grew adjusted EBIT by €885 million or 19 percent. All of our market units contributed to the increase. In particular, our international business posted marked earnings growth. The increase in adjusted

Interim Report III/2004

EBIT resulted from operating improvements and the inclusion of our successful acquisitions for the entire period under review. Furthermore, the results of our Central Europe market unit benefited from the reversal of provisions relating in part to the Renewable Energy Law and the Cogeneration Protection Law (for more information, see page 7).

Consolidated Net Income

January 1 — September 30
€ in millions	2004	2003	+/– %
Adjusted EBITDA[1]	7,653	6,859	+12

Depreciation, amortization, and writedowns[1]	–2,123	–2,214	—

Adjusted EBIT[1]	5,530	4,645	+19

Adjusted interest income (net)[1]	–789	–1,251	—

Internal operating profit	4,741	3,394	+40

Net book gains	532	618	–14

Restructuring expenses	–40	–232	—

Other nonoperating earnings	780	215	+263

Income from continuing operations before income taxes and minority interests	6,013	3,995	+51

Income taxes	–1,675	–962	—

Minority interests	–372	–333	—

Income from continuing operations	3,966	2,700	+47

Income from discontinued operations, net	1	1,153	—

Cumulative effect of changes in accounting principles, net	—	–471	—

Consolidated net income	3,967	3,382	+17

1	See commentary on pages 30-31.

Consolidated net income (after income taxes and minority interests) again surpassed the high prior-year figure, even though book gains were substantially lower, particularly those recorded under income from discontinued operations.

Adjusted interest income (net) improved in the first nine months of 2004 by €462 million, due primarily to a nonrecurring gain of approximately €270 million resulting from amendments to Germany’s Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes (Endlager-Vorausleistungsverordnung). Under the amended ordinance, construction costs for the final storage facilities at Gorleben and Konrad will now be shared fairly by nuclear plant operators and by other users, such as research institutes. Overall, this will lower our share of the costs, enabling us to reduce past provisions for nuclear waste management.

Net book gains in the period under review were below last year’s figure and resulted from the sale of equity interests in EWE and VNG (€317 million), the sale of securities (€152 million), and the sale of more Degussa stock (€63 million). The prior-year number consists of book gains on the sale of shares in Bouygues Telecom (€294 million) and Degussa (€168 million) and on the sale of securities at our Central Europe market unit (€152 million). The prior-year figure also includes book gains of roughly €80 million resulting from the sale of shareholdings at Central Europe and U.K. and a book loss of €76 million on the sale of HypoVereinsbank stock at Central Europe.

Restructuring expenses declined year-on-year to €40 million and in the period under review are primarily attributable to the integration of Midlands Electricity. In the same period a year ago, this item contained expenses relating to the creation of the regional utilities E.ON Hanse and E.ON Westfalen Weser and the integration of TXU activities.

Other nonoperating earnings were higher in the first three quarters of 2004, primarily reflecting positive effects from the marking to market of energy derivatives at the U.K. market unit. These derivatives are used to shield our operations from the effects of price volatility. Their value has increased by approximately €700 million since June 2004 on the back of sharply higher gas prices. The prior-year figure mainly includes the equity earnings from our RAG shareholding as well as positive effects from the marking to market of energy derivatives. Other nonoperating earnings were negatively affected in the prior-year period by the valuation adjustment taken at Degussa’s Fine Chemicals division.

The €713 million increase in our tax expense compared with the first nine months of 2003 stems in particular from improved operating results.

In the prior-year period, the cumulative effect of changes in accounting principles was primarily attributable to the adoption of the Statement of Financial Accounting Standards (SFAS) 143, Accounting for Asset Retirement Obligations.

Interim Report III/2004

Core Energy Business

Central Europe

Central Europe

January 1 — September 30
€ in millions	2004	2003[1]	+/– %
Sales	15,364	14,168	+8

— thereof electricity/gas taxes	782	749	+4

Adjusted EBITDA	3,491	3,234	+8

Adjusted EBIT	2,703	2,256	+20

1	Pro forma figures according to the new market unit structure.

Following a brief downward trend in spot and forward electricity prices in July 2004, prices on power exchanges in Central Europe rose markedly by the end of August. Key drivers were higher hard coal and oil prices. In September, a slight softening of European coal prices left forward prices stable at about €35 per MWh for baseload power.

Electricity prices for end-customers in Germany averaged roughly 3 percent higher year-on-year for standard rate service in the residential segment and approximately 10 percent higher for new contracts in the industrial segment. The increase in the industrial segment was driven by current wholesale price trends.

The Central Europe market unit sold 10.4 billion kWh more electricity than in the first nine months of last year, due mainly to the inclusion of JME and JCE, regional distribution companies operating in the Czech Republic, which together accounted for 9.2 billion kWh of the increase.

Central Europe met about 52 percent of its power requirements with electricity from its own generation assets, compared with 57 percent in the previous year. In its generation business, Central Europe is able to capitalize on the advantages of a balanced energy resource portfolio. From jointly owned power stations and outside sources, Central Europe procured around 15 billion kWh more electricity than in the first three quarters of last year. This increase is also principally attributable to the inclusion of JME and JCE and to decreased nuclear output following the shutdown of Stade nuclear power station late last year.

Gas sales volumes at Central Europe’s regional distribution companies were down 6 billion kWh from last year due to relatively milder temperatures.

Interim Report III/2004

Power Generation and Procurement1

January 1 — September 30
Billion kWh	2004	2003[2]	+/– %
Owned generation	97.8	101.7	–4

Purchases	90.2	75.5	+19

— from jointly owned power plants	8.9	8.1	+10

— from outside sources	81.3	67.4	+21

Power procured	188.0	177.2	+6

Plant-use, transmission losses, pumped-storage hydro	–7.4	–7.0	–6

Power sales	180.6	170.2	+6

1	Excludes energy trading activities.

2	Pro forma figures according to the new market unit structure.

Central Europe grew sales by 8 percent relative to the year-earlier period, due mainly to the inclusion of JME and JCE for the entire period under review. Other positive factors were the recovery of electricity prices in Germany and slightly higher sales volumes.

Adjusted EBIT rose €447 million year-on-year. Central Europe’s business units showed the following development:

The Central Europe West Power business unit grew adjusted EBIT by €382 million or 20 percent. Approximately €140 million of the increase is attributable to the reversal of provisions resulting in part form a court decision expressly granting the right to pass on additional costs relating to the Renewable Energy Law and the Cogeneration Protection Law and from the reversal of provisions for refunds for allegedly excessive grid access fees. Prior-year results were negatively affected by balance area settlement payments. Absent these nonrecurring effects, adjusted EBIT would have risen roughly 7 percent in the period under review.

Gas Sales by Customer Segment1

January 1 — September 30
Billion kWh	2004	2003[2]	+/– %
Residential and small commercial	22.3	27.7	–19

Large industrial and commercial	31.5	28.3	+11

Sales partners	25.0	28.8	–13

Gas sales	78.8	84.8	–7

1	Excludes energy trading activities.

2	Pro forma figures according to the new market structure.

Positive factors contributing to this increase included the passthrough of higher wholesale electricity prices to ultimate customers and slightly higher sales volumes. A countervailing factor was higher expenditures for conventional fuel. The previous year’s market-driven increase in trading earnings was compensated for in the current year by further improvements in the conventional generating business and optimized cost management at our regional supply companies. A further driver was a reduction in costs for nuclear fuel and nuclear waste management. Earnings were negatively impacted by expenditures for obligations in electric transmission operations.

Adjusted EBIT at Central Europe West Gas was €14 million above the prior-year figure. The lower, weather-driven sales volume of the current-year period was counteracted by stable sales prices and optimized procurement management.

The Central Europe East business unit grew adjusted EBIT by €50 million, due principally to the inclusion of JME and JCE for the entire period under review.

Financial Highlights by Business Unit1

	Central Europe West
					Central Europe		Other/
January 1 — September 30	Power		Gas		East		Consolidation		Central Europe
€ in millions	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales[2]	10,770	10,163	2,233	2,379	1,380	775	199	102	14,582	13,419

Adjusted EBITDA	2,821	2,643	380	366	275	169	15	56	3,491	3,234

Adjusted EBIT	2,303	1,921	239	225	173	123	–12	–13	2,703	2,256

1	Pro forma figures for 2003 according to the new market unit structure.

2	Excludes electricity and gas taxes; energy trading activities are recognized net.

Interim Report III/2004

Core Energy Business

Pan-European Gas

In the first nine months of 2004, Germany’s consumption of primary energy fell 0.6 percent, while its consumption of natural gas rose 1.3 percent, relative to the same period last year. Lower average temperatures in the third quarter led to a roughly 13 percent increase in natural gas consumption compared with the prior-year quarter.

The Pan-European Gas market unit sold 442.2 billion kWh of gas in the first three quarters of 2004, about 5 percent more than in the previous year. The positive volume growth of the second quarter of 2004 continued in the third quarter. On balance, third-quarter sales volume was up 29 percent year-on-year to 105.8 billion kWh, due mainly to higher sales to resellers along with a disproportional increase in the export business resulting from new contracts that were concluded with customers in Italy, France, and Denmark.

Pan-European Gas grew adjusted EBIT by 3 percent and sales by 16 percent in the first nine months of 2004. Current-year sales and adjusted EBIT include figures for January, which were not included in the previous year, since E.ON Ruhrgas became a consolidated E.ON company on February 1, 2003. Another factor leading to higher sales was the first-time inclusion of Thüga Italia’s operations at the Downstream Shareholdings business unit and E.ON Ruhrgas Norge in the Up-/Midstream business unit for the entire period under review.

Adjusted for the fact that last year’s figure did not include the month of January, sales at the midstream business were down year-on-year. The period under review was negatively impacted by lower temperature spikes compared with the prior year and by lower average sales prices. These factors were only partially offset by the overall positive development of sales volumes. The sales of Ruhrgas Industries, which are recorded at the Other/Consolidation business unit, were up slightly.

The adjusted EBIT performance of the midstream business was also burdened by the price- and weather-driven decline in sales. The current upward trend in oil prices negatively affected adjusted EBIT because there is a difference in the speed at which gas procurement prices and gas sales prices respond to oil price movements. The slight year-on-year increase in adjusted EBIT is likewise attributable to the inclusion of nine months in the current year against eight months in the prior year. The upstream business also benefited from the first-time inclusion of E.ON Ruhrgas Norge. In addition, the E&P business was aided by high oil prices.

Pan-European Gas

January 1 — September 30
€ in millions	2004	2003[1]	+/– %
Sales	9,924	8,579	+16

— thereof gas/electricity taxes	2,038	1,618	+26

Adjusted EBITDA	1,512	1,444	+5

Adjusted EBIT	1,175	1,137	+3

1	Pro forma figures according to the new market unit structure. E.ON Ruhrgas was consolidated effective February 1, 2003.

Gas Sales by Month1

January 1 — September 30
Billion kWh	2004	2003	+/– %
First quarter (January — March)	211.2	226.5	–7

Second quarter (April — June)	125.4	112.8	+11

July	35.7	21.9	+63

August	32.3	25.2	+28

September	37.8	35.1	+8

Third quarter	105.8	82.2	+29

Gas sales	442.4	421.5	+5

1	Gas sales of E.ON Ruhrgas AG.

Adjusted EBIT of Downstream Shareholdings was down slightly, due in particular to a decline in equity earnings that is primarily related to the disposal of shareholdings. The impact of this development was diminished by proportionally higher equity earnings from SPP, a company operating in the Slovak Republic.

Prior-year results of Ruhrgas Industries, which are recorded under Other/Consolidation, were adversely affected by non-recurring charges stemming from the purchase price allocation. The absence of this one-off effect resulted in an improved adjusted EBIT performance.

Financial Highlights by Business Unit1

			Downstream		Other/
	Up-/Midstream		Shareholdings		Consolidation		Pan-European Gas
January 1 — September 30
€ in millions	2004	2003	2004	2003	2004	2003	2004	2003
Sales[2]	8,250	7,045	1,030	997	644	537	9,924	8,579

Adjusted EBITDA	945	903	473	461	94	80	1,512	1,444

Adjusted EBIT	745	727	368	378	62	32	1,175	1,137

1	Pro forma figures for 2003 according to the new market unit structure.

2	Figures include gas and electricity taxes.

Interim Report III/2004

U.K.

U.K.

January 1 — September 30
€ in millions	2004	2003[1]	+/– %
Sales	6,037	5,737	+5

Adjusted EBITDA	1,142	809	+41

Adjusted EBIT	720	497	+45

1	Pro forma figures according to the new market unit structure; adjusted for discontinued operations.

Forward electricity prices have increased significantly during 2004, driven by higher fuel costs and environmental costs. Gas forward prices have risen dramatically compared with the prior year as a result of higher oil prices and the expectation that the United Kingdom will become a net importer of gas in the near future.

In response to higher wholesale energy prices, E.ON UK increased its residential retail prices during the period to September 30, 2004, by 6.9 percent for electricity and 8.2 percent for gas. On November 2, E.ON UK announced a further price increase of 8.9 percent for electricity and 9.6 percent for gas effective from November 29, 2004. A package of measures has been announced to help the more vulnerable customers. These price rises are in line with other U.K. energy suppliers.

The retail industrial and commercial (I&C) business was rebranded to E.ON Energy on July 5, 2004. The Powergen brand has been retained for the residential and small and medium enterprises (SME) business but will be phased out over a number of years. This follows the rebranding of the East Midlands and Midlands distribution businesses to Central Networks on April 5, 2004.

Sales by Customer Segment1

January 1 — September 30
Billion kWh	2004	2003	+/– %
Residential and SME	25.9	27.0	–4

I&C	20.7	27.4	–24

Power sales	46.6	54.4	–14

Residential and SME	43.9	44.2	–1

I&C	25.9	27.3	–5

Gas sales	69.8	71.5	–2

1	Excludes wholesale and energy trading activities.

The decrease in power and gas sales volumes reflects E.ON UK’s approach in the I&C market, where the focus has been on securing margin rather than volume.

Power Generation and Procurement

January 1 — September 30
Billion kWh	2004	2003	+/– %
Owned generation	24.1	27.0	–11

Purchases	23.8	28.9	–18

— from jointly owned power plants	1.8	3.3	–45

— from outside sources	22.0	25.6	–14

Power procured	47.9	55.9	–14

Plant-use, transmission losses, pumped-storage hydro	–1.3	–1.5	+13

Power sales	46.6	54.4	–14

The decline in owned generation is explained by a reduction in margin on coal-fired plant due to higher wholesale coal prices and to the closure of Drakelow and High Marnham in 2003. Coal-fired power stations accounted for 62 percent of electricity generation during the current-year period.

Interim Report III/2004

Core Energy Business

The U.K. market unit’s attributable generation portfolio was 7,906 MW at September 30, 2004, a decrease of 1,708 MW from year end 2003 due to the mothballing of plant at Grain and Killingholme.

E.ON UK increased its sales in 2004 compared with the prior year as a result of the first-time consolidation of the Midlands Electricity business, retail price increases, and positive exchange-rate effects, partially offset by lower retail volumes. Adjusted EBIT of €720 million was recorded up to September 30, 2004, of which €321 million was in the regulated business and €433 million in the non-regulated business.

The consolidation of the Midlands Electricity business acquired in January 2004 is the main reason for the €154 million increase in adjusted EBIT from the regulated business.

The €72 million increase in adjusted EBIT for the non-regulated business is mainly due to higher retail earnings offset by higher coal and gas costs and the continued savings from the integration of the TXU business acquired in 2002.

Financial Highlights by Business Unit1

	Regulated		Non-regulated		Other/
January 1 — September 30	business		business		Consolidation		U.K.
€ in millions	2004	2003	2004	2003	2004	2003	2004	2003
Sales	698	323	5,514	5,560	–175	–146	6,037	5,737

Adjusted EBITDA	434	220	733	615	–25	–26	1,142	809

Adjusted EBIT	321	167	433	361	–34	–31	720	497

1	2003 figures adjusted for discontinued operations.

Nordic

Nordic

January 1 — September 30
€ in millions	2004	2003[1]	+/– %
Sales	2,372	2,019	+17

— thereof energy tax	292	238	+23

Adjusted EBITDA	796	625	+27

Adjusted EBIT	489	351	+39

1	Pro forma figures according to the new market unit structure.

Up to mid-August, water supply conditions in Sweden and Norway remained more than 20 billion kWh below average hydro. With coal prices extremely high, spot electricity prices remained at high levels, and forward prices increased considerably. Following heavy rainfall during the early autumn, water supply conditions improved to nearly average hydro. Although coal prices have remained high, spot and forward electricity prices have declined significantly.

Interim Report III/2004

The Nordic market unit increased electricity sales by 6.7 billion kWh compared with the corresponding period in 2003. Sales to residential and business customers were up 3.1 billion kWh, due mainly to the inclusion of Graninge. Sales to minority partners and Nordpool rose owing to higher hydroelectric and nuclear generation in existing operations.

Two thirds of Nordic’s electricity sales were generated at its own assets. The Graninge acquisition was responsible for 2.7 billion kWh of the increase in owned generation, with higher output at existing operations accounting for 2.3 billion kWh. Nuclear power production increased as a consequence of very high availability during the current year. Improved water supply conditions resulted in higher hydroelectric output. During the first nine months of 2004, Nordic’s nuclear power plants produced 54 percent of total generation, while hydroelectric plants accounted for 39 percent.

Gas sales and heat sales increased by 0.2 billion kWh and 0.5 billion kWh, respectively, compared with the first nine months of 2003, due mainly to the inclusion of Graninge.

Nordic increased sales by €353 million in the first nine months of 2004 and grew adjusted EBIT by €138 million to €489 million. €58 million of the increase is attributable to the consolidation of Graninge. The remainder is a result of higher nuclear and hydroelectric output and better margins in the retail electricity business.

Power Generation and Procurement

January 1 — September 30
Billion kWh	2004	2003[1]	+/– %
Owned generation	23.5	18.5	+27

Purchases	13.2	11.4	+16

— from jointly owned power plants	8.0	7.3	+10

— from outside sources	5.2	4.1	+27

Power procured	36.7	29.9	+23

Plant-use, transmission losses, pumped-storage hydro	–1.4	–1.3	—

Power sales	35.3	28.6	+23

1	Pro forma figures according to the new market unit structure.

Gas and Heat Sales

January 1 — September 30
Billion kWh	2004	2003[1]	+/– %
Gas sales	4.9	4.7	+4

Heat sales	6.8	6.3	+8

1	Pro forma figures according to the new market unit structure.

Interim Report III/2004

Core Energy Business

U.S. Midwest

U.S. Midwest

January 1 — September 30
€ in millions	2004	2003[1]	+/– %
Sales	1,436	1,488	–3

Adjusted EBITDA	420	399	+5

Adjusted EBIT	275	246	+12

1	Pro forma figures according to the new market unit structure.

Wholesale electricity prices in the Midwest, driven in part by higher gas prices, increased to approximately $43 per MWh in the third quarter, compared with $38 per MWh for the same period in 2003. Damage from Hurricane Ivan continued to reduce Gulf of Mexico gas production, but the lack of weather-related demand allowed rising U.S. storage levels to exceed the five-year average by the end of the quarter.

Sales by Customer Segment

January 1 — September 30
Billion kWh	2004	2003	+/– %
Regulated utility business	27.3	26.8	+2

— Retail customers	24.3	23.6	+3

— Off-system sales	3.0	3.2	–6

Non-regulated business	8.5	8.0	+6

Power sales	35.8	34.8	+3

— Retail customers	10.0	10.7	–7

— Off-system sales	0.4	0.3	+33

Gas sales	10.4	11.0	–5

Through September 30, 2004, the regulated utility operation sold more electricity compared with 2003 due to increases in retail electric customer sales as a result of warm spring weather. Natural gas sales declined due largely to mild winter weather conditions in 2004.

The non-regulated operation showed higher electricity sales as a result of warm spring weather in 2004 and improved plant performance.

Power Generation and Procurement

January 1 — September 30
Billion kWh	2004	2003	+/– %
Owned generation	34.4	33.2	+4

— Owned power stations	26.1	25.4	+3

— Leased power stations	8.3	7.8	+6

Purchases	3.7	3.4	+9

Power procured	38.1	36.6	+4

Plant-use and transmission losses	–2.3	–1.8	–28

Power sales	35.8	34.8	+3

Ninety-nine percent of the U.S. Midwest market unit’s electricity generation was from coal-fired power stations. At September 30, 2004, U.S. Midwest’s generation portfolio grew by 590 MW from year end 2003 to 9,663 MW due largely to the addition of four gas-fired combustion turbines.

U.S. Midwest’s sales for the first three quarters of 2004 decreased 3 percent to €1,436 million, resulting from the deterioration of the U.S. dollar against the euro. In local currency, however, sales improved by 6 percent, led by higher retail sales in utility operations. Adjusted EBIT increased 12 percent in reporting currency and 23 percent in local currency.

Adjusted EBIT at LG&E Energy’s regulated utility operations improved from 2003, primarily as a result of higher retail sales and the increased retail electric and gas rates approved by the Kentucky Public Service Commission. In addition, the contribution from off-system sales exceeded the previous year due to higher prices in the off-system wholesale electric market. These local currency increases in sales were partially offset by adverse exchange-rate movements as the U.S. dollar weakened against the euro. Increased sales also more than offset the impact of severe spring and summer storms, which caused significant damage to the utility operation’s distribution network.

Adjusted EBIT at LG&E Energy’s non-regulated operations was relatively consistent with 2003. U.S. Midwest’s Western Kentucky Energy operation improved due to enhanced plant performance. This was offset by the impact of the peso’s deterioration against the U.S. dollar for the Argentine operation.

Financial Highlights by Business Unit

	Regulated		Non-regulated
January 1 — September 30	business		business/other		U.S. Midwest
€ in millions	2004	2003	2004	2003	2004	2003
Sales	1,229	1,244	207	244	1,436	1,488

Adjusted EBITDA	392	370	28	29	420	399

Adjusted EBIT	257	224	18	22	275	246

Interim Report III/2004

Corporate Center

The Corporate Center consists of equity interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the group level.

Corporate Center

January 1 — September 30
€ in millions	2004	2003	+/– %
Sales	–470	–408	–15

Adjusted EBITDA	–207	–255	+19

Adjusted EBIT	–226	–272	+17

Other Activities

Other activities consist of our Viterra and Degussa shareholdings. Effective February 1, 2003, Degussa has been accounted for using the equity method. From this date to May 31, 2004, this reflected E.ON’s 46.5 percent shareholding in the company. Under the equity method, Degussa’s sales are not included in E.ON’s consolidated sales, and a proportional share of Degussa’s earnings after taxes and minority interests are recorded in E.ON’s consolidated earnings. After selling more Degussa stock, E.ON owns 42.9 percent of Degussa effective June 1, 2004. Degussa contributed €113 million to adjusted EBIT in the first three quarters of 2004, compared with €148 million in the same period a year ago.

Viterra

January 1 — September 30
€ in millions	2004	2003	+/– %
Sales	696	774	–10

Adjusted EBITDA	386	397	–3

Adjusted EBIT	281	282	—

Viterra performed well in the period under review, further increasing the number of housing units sold. Viterra sold 7,544 housing units, approximately 20 percent more than the prior-year figure of 6,294 units. The increase results in particular from the sale of a block of multifamily homes in the Ruhr region containing roughly 2,700 units.

Viterra’s sales were down €78 million relative to the same period last year. The main reasons were a decline in rental revenues in the wake of housing unit sales in the residential real estate business, lower sales in apartment buildings at Viterra Development, and the absence of revenue streams from Viterra Baupartner, which was phased out in late 2003.

Viterra’s adjusted EBIT was nearly at the prior-year level. In the residential real estate business, adjusted EBIT was up about 8 percent, in particular due to the increase in the number of housing units sold and to operational improvements. By contrast, adjusted EBIT at Viterra Development declined owing primarily to lower earnings in apartment building construction and a reduction in earnings streams from logistics facilities caused in particular by the absence of earnings on rental revenues from the Rudná Logistics Park near Prague which was sold in late 2003.

Interim Report III/2004

Employees

Employees1

	Sep. 30,	Dec. 31,
	2004	2003	+/– %
Central Europe	36,330	36,576	–1

Pan-European Gas	11,408	11,686	–2

U.K.	10,481	6,541	+60

Nordic	5,615	6,294	–11

U.S. Midwest	3,482	3,521	–1

Corporate Center	424	597	–29

Core Energy Business	67,740	65,215	+4

Viterra	1,640	1,887	–13

Total	69,380	67,102	+3

Degussa[2]	43,070	43,551	–1

1	Figures do not include apprentices, managing directors, or board members. Pro forma figures for 2003 according to the new market unit structure.

2	Accounted for using the equity method effective February 1, 2003. At September 30, 2004, Degussa had 2,001 apprentices.

At the end of September 2004, the E.ON Group had 69,380 employees worldwide, as well as 2,472 apprentices and 284 board members and managing directors. As of this date, 32,890 employees, 47 percent of all staff, were working outside Germany. E.ON’s workforce has increased by 2,278 employees since year end 2003. This development is mainly attributable to the U.K. market unit’s acquisition of Midlands Electricity in the first quarter of 2004, which increased the group’s staff count by 3,700 employees.

By contrast, the Nordic market unit’s workforce declined by 679 employees from the figure for year end 2003, due mainly to the disposal of two service subsidiaries in Sweden and the termination of seasonal employment contacts.

The reduction in staff count at Viterra is attributable to the phase-out of Viterra Baupartner and to other restructuring measures.

During the reporting period, wages and salaries including social security contributions totaled €3.4 billion, compared with €3.6 billion a year ago; the latter figure includes €259 million for Degussa for January 2003.

Investments

Investments by Market Unit

January 1 — September 30
€ in millions	2004	2003[1]	+/– %
Central Europe	1,484	1,324	+12

Pan-European Gas	361	416[2]	–13

U.K.	375	266	+41

Nordic	621	539	+15

U.S. Midwest	179	323	–45

Corporate Center	787	4,321	–82

Core Energy Business	3,807	7,189	–47

Other Activities[3]	14	143	–90

Total	3,821	7,332	–48

1	Pro forma figures according to the new market unit structure.

2	E.ON Ruhrgas for the period February 1 — September 30, 2003.

3	Consists of Viterra and Degussa; the latter has been accounted for using the equity method since February 1, 2003.

In the period under review, the E.ON Group’s capital expenditures declined by €3.5 billion, or 48 percent, from the prior-year figure, which included the acquisition of Ruhrgas shares recorded under Corporate Center. E.ON invested €1.7 billion in intangible assets and property, plant, and equipment, roughly the same amount as in the first nine months of 2003. Investments in financial assets totaled €2.1 billion, versus €5.6 billion in the prior year.

The Central Europe market unit invested 12 percent more than in the previous year. Capital expenditures for property, plant, and equipment totaled €773 million, compared with €761 million a year ago; financial investments totaled €711 million, compared with €563 million in the year-earlier span. The greater part of capital expenditures for property, plant, and equipment went toward power generation and distribution assets. Financial investments predominantly reflect the acquisition of shareholdings from the Pan-European Gas market unit as part of the group-wide program to optimize E.ON’s shareholding structure.

E.ON UK’s capital expenditure in the period to September 30, 2004, was €375 million, €109 million more than in the first nine months of 2003. The increase is mainly due to expenditure in the newly acquired Midlands Electricity business. Investments in property, plant, and equipment focused on the expansion of the renewable generation portfolio and the upgrade of the distribution network as well as on the maintenance of conventional power stations.

Interim Report III/2004

During the first nine months of 2004, the Nordic market unit invested €245 million in property, plant, and equipment in order to maintain its existing production plants and to upgrade and enhance its distribution network. Investments in financial assets totaling €376 million were directed mainly toward the acquisition of additional Graninge shares, giving E.ON Nordic 100 percent ownership of the company.

E.ON Stock

The value of E.ON stock (including the dividend) rose 18 percent in the first nine months of 2004, significantly outperforming other European blue chips as measured by the EURO STOXX 50 Performance Index, which advanced 2 percent over the same period. E.ON stock performance was slightly under that of its peer index, the STOXX Utilities, which finished September 2004 20 percent higher than its year-end 2003 closing. The trading volume of E.ON stock climbed by 12 percent year-on-year to €33.0 billion, making E.ON the seventh most-traded stock in the DAX index of Germany’s top 30 blue chips. As of September 30, 2004, E.ON was the third-largest DAX issue in terms of market capitalization.

For the latest information about E.ON stock, visit www.eon.com.

E.ON Stock

	Sep. 30,	Dec. 31,
	2004	2003
Shares outstanding (in millions)[1]	659	656

Closing price (in €)	59.25	51.74

Market capitalization (€ in billions)	41.0	35.8

1	Excludes treasury stock (see commentary on page 27).

High, Low, and Trading Volume

January 1 — September 30	2004	2003
High (in €)[1]	60.60	47.72

Low (in €)[1]	49.40	34.67

Trading volume[2]
— In millions of shares	592.0	699.5

— € in billions	33.0	29.5

1	Based on closing prices.

2	Source: Bloomberg; includes all German stock exchanges.

Interim Report III/2004

Financial Condition

Cash Provided by Operating Activities

January 1 — September 30
€ in millions	2004	2003[1]		+/–
Central Europe	2,195	3,180		–985

Pan-European Gas	1,097	746	[2]	+351

U.K.	591	256		+335

Nordic	772	531		+241

U.S. Midwest	144	169		–25

Corporate Center	181	–816		+997

Core Energy Business	4,980	4,066		+914

Other Activities	22	10		+12

Cash provided by operating activities	5,002	4,076		+926

Investments in intangible assets and property, plant, and equipment	1,692	1,689		+3

Free cash flow[3]	3,310	2,387		+923

1	Pro forma figures according to the new market unit structure.

2	E.ON Ruhrgas for the period February 1 — September 30, 2003.

3	Non-GAAP financial measure.

Net Financial Position

	Sep. 30,	Dec. 31,	Sep. 30,
€ in millions	2004	2003	2003
Bank deposits	4,610	3,807	4,451

Securities and funds (current assets)	7,548	6,988	6,936

Total liquid funds	12,158	10,795	11,387

Securities and funds (fixed assets)	850	981	893

Total financial assets	13,008	11,776	12,280

Financial liabilities to banks	–4,162	–4,789	–4,865

Bonds	–10,178	–11,506	–11,805

Commercial paper	–3,782	–2,168	–4,327

Other financial liabilities	–907	–1,168	–985

Total financial liabilities	–19,029	–19,631	–21,982

Net financial position[1]	–6,021	–7,855	–9,702

1	Non-GAAP financial measure; the table on page 17 provides a reconciliation to the relevant GAAP measures.

Management’s analysis of E.ON’s financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, and net financial position. Free cash flow is defined as cash provided by operating activities less investments in intangible assets and property, plant, and equipment. Net financial position equals the difference between our total financial assets and total financial liabilities. All three financial measures gauge the E.ON Group’s financial strength.

Cash provided by operating activities in the first nine months of 2004 was well above the prior-year figure. The increase is mainly attributable to our core energy business.

The Central Europe market unit reported a decrease in cash provided by operating activities because payments for nuclear fuel reprocessing were higher than in the prior-year period due to a revised payment method. In addition, higher intercompany tax credits were necessary in the prior year.

The Pan-European Gas market unit generated strong cash provided by operating activities, which was markedly higher than last year’s figure due to the consolidation of the entire first nine months in 2004 compared with February through September in the prior year.

The U.K. market unit posted a sharp increase in cash provided by operating activities. The rise is attributable to the consolidation of Midlands Electricity in 2004 and retail price increases. In addition, the prior-year figure was negatively affected by a number of nonrecurring items, such as settlement payments to unwind interest-rate swaps and a gas contract.

The distinct rise in the Nordic market unit’s cash provided by operating activities is attributable to better margins in the retail business and increased electric generation. The consolidation of Graninge and a decline in working capital also served to grow Nordic’s cash provided by operating activities.

The Corporate Center’s cash provided by operating activities was higher due mainly to positive effects from intercompany tax offsets.

Surplus cash provided by operating activities at Central Europe, U.K., and U.S. Midwest is lower in the first quarter of the year, despite the high sales volume typical of this season, owing to the nature of their billing cycle which in the first quarter is characterized by an increase in receivables combined with cash outflows for goods and services. During the remainder of the year, particularly in the second and the third quarters, there is a corresponding reduction in working capital, which results in significant surplus cash provided

Interim Report III/2004

by operating activities, although sales volume is actually lower. The fourth quarter is characterized by an increase in working capital. At Pan-European Gas, by contrast, cash provided by operating activities is recorded principally in the first quarter, whereas in the fourth quarter gas tax prepayments result in cash outflows.

Due to the stable level of investments in intangible assets and property, plant, and equipment, free cash flow for the first nine months of 2004 was also markedly above the year-earlier number.

The E.ON Group’s net financial position also improved from the figure reported as of December 31, 2003 (–€7,855 million). This is mainly attributable to strong cash provided by operating activities, funds received from the sale of VNG and EWE, and the repayment of shareholder loans. On the liabilities side were financial outlays and the consolidation of financial liabilities in conjunction with the acquisition of Midlands Electricity and the remaining shares in Graninge, and investments in property, plant, and equipment and in shareholdings. The dividend payout along with related tax payments also led to cash outflows.

Net interest expense was slightly below last year’s figure. Adjusted EBITDA ÷ net interest expense improved further because adjusted EBITDA grew at a considerable rate, while net interest expense improved further.

Since June 4, 2004, Standard & Poor’s long-term rating for E.ON bonds is AA– with a stable outlook. Since April 30, 2004, Moody’s long-term rating for E.ON bonds is Aa3 with a stable outlook. Commercial paper issued by E.ON has a short-term rating of A-1+ and P-1 by Standard & Poor’s and Moody’s, respectively. E.ON has committed itself to maintaining at least a strong single-A rating.

Reconciliation of Net Financial Position

	Sep. 30,	Dec. 31,	Sep. 30,
€ in millions	2004	2003	2003
Liquid funds shown in the Consolidated Financial Statements	12,158	10,795	11,387

Financial assets shown in the Consolidated Financial Statements	18,270	17,725	19,681

– thereof loans	–1,590	–1,785	–1,866

– thereof equity investments	–15,113	–14,361	–16,354

– thereof shares in affiliated companies	–717	–598	–568

= Total financial assets	13,008	11,776	12,280

Financial liabilities shown in the Consolidated Financial Statements	–21,067	–21,787	–24,142

– thereof to affiliated companies	117	231	223

– thereof to associated companies	1,921	1,925	1,937

= Total financial liabilities	–19,029	–19,631	–21,982

Net financial position	–6,021	–7,855	–9,702

Financial Key Figures

January 1 — September 30
€ in millions	2004	2003
Net interest expense[1]	–515	–545

Adjusted EBITDA[2]	7,653	6,859

Adjusted EBITDA ÷ net interest expense	14.9x	12.6x

1	Non-GAAP financial measure; see reconciliation to interest income shown in the Consolidated Statements of Income on page 31.

2	Non-GAAP financial measure; see reconciliation to consolidated net income on page 5.

Interim Report III/2004

Highlights

In late September, E.ON reached an agreement in principle with Statkraft to sell generating capacity to the Norwegian utility. The agreement calls for E.ON’s Sydkraft subsidiary to sell Statkraft certain hydroelectric plants next year. These plants have a combined annual output of approximately 1.6 billion kWh or about 5 percent of Sydkraft’s annual output. We anticipate that the contract negotiations will be completed in the first half of 2005. The purchase price is expected to be approximately €500 million. E.ON and Statkraft have also agreed that Sydkraft may do business under the E.ON brand name from the beginning of 2005.

On October 21, 2004, E.ON Ruhrgas concluded an agreement with the Romanian Ministry of Economics and Commerce to acquire a majority ownership interest in Distrigaz Nord, a gas supplier. Under the privatization agreement, E.ON Ruhrgas will acquire a 30 percent stake in Distrigaz Nord for €125 million. The stake will be increased to 51 percent by means of a capital increase of €178 million. Romania will retain the remaining 49 percent. The transaction is subject to several conditions and the approval of the country’s antitrust authorities. Distrigaz Nord operates 17,000 kilometers of pipe through which it supplies approximately 1 million customers with around 4.6 billion cubic meters of natural gas each year. The company generated about €350 million in sales in 2003.

On October 28, 2004, E.ON Energie and the Bulgarian government signed an agreement enabling E.ON to purchase stakes in Gorna Oryahovitza and Varna, two regional utilities. Under the agreement, E.ON Energie will acquire a 67 percent ownership interest in each of the two companies for an aggregate €140.7 million. With combined sales of almost 5 billion kWh and roughly 1.1 million customers, the two companies together account for approximately 25 percent of Bulgaria’s electricity market. They posted sales of €215 million in 2003.

In early November, E.ON Ruhrgas acquired a majority ownership interest in the gas business of Budapest-based MOL, Hungary’s largest oil and gas company. Under the deal, which complements our existing gas and electricity operations in Hungary, E.ON Ruhrgas will acquire a 75 percent stake (less 1 share) in MOL’s gas trading and storage businesses as well as a 50 percent interest in a gas importer. It also gives MOL a put option to sell E.ON Ruhrgas up to 75 percent (less 1 share) of its gas transportation business. The transaction has a combined value of up to €2.1 billion, including the assumption of shareholder loans as well as additional put options for the remaining stakes in MOL’s storage and gas trading operations. The deal is subject to antitrust approval.

Interim Report III/2004

Outlook

Our positive adjusted EBIT performance of the first half of 2004 continued in the first nine months. Based on the continued solid earnings performance of all market units, we expect the E.ON Group to achieve double-digit growth in adjusted EBIT for full year 2004.

The earnings forecast by market unit is as follows:

We anticipate that the Central Europe market unit’s adjusted EBIT for 2004 will markedly surpass the comparable year-earlier figure. Current-year earnings will benefit from the reversal of provisions for potential financial exposure relating to the Renewable Energy Law, the Cogeneration Protection Law, and transmission fee refunds and from the absence of certain negative effects recorded in the prior year. Other earnings drivers are operating improvements at Central Europe West, the inclusion of earnings streams from newly consolidated subsidiaries at Central Europe East, and cost reductions for nuclear fuel and nuclear waste management.

For 2004, we expect adjusted EBIT of Pan-European Gas to be nearly on par with the exceptionally high 2003 figure, which did not include January, since E.ON Ruhrgas became a consolidated E.ON company on February 1, 2003.

The 2004 adjusted EBIT of the U.K. market unit is expected to be significantly above the prior-year level, due to the contribution from the Midlands Electricity distribution business and margin improvements in the non-regulated business driven by savings from the TXU integration.

The Nordic market unit is expected to benefit from the inclusion of Graninge for the entire year, better margins in the retail business, and increased nuclear and hydroelectric generation. We therefore anticipate that adjusted EBIT for 2004 will be up markedly from the figure for the previous year.

We expect 2004 adjusted EBIT for the U.S. Midwest market unit to be ahead of 2003 in both local and reporting currency. This increase should occur primarily as a result of the favorable year-to-date performance as well as the new retail electric and gas rates effective from July 1, 2004. This improvement is expected to be partially offset by an increase in storm costs.

After the high number of housing units Viterra sold in the third quarter, we expect a moderate increase in the sale of housing units for full year 2004. Overall, we anticipate that Viterra’s adjusted EBIT for 2004 will nearly reach the prior-year level.

In view of our solid earnings performance in the first three quarters, we now expect consolidated net income for 2004 to reach last year’s record level. Along with continued growth in adjusted EBIT, our guidance is based on the expectation that positive effects from the marking to market of energy derivatives will be similar in magnitude for the year as a whole. We do not anticipate this year’s book gains to be comparable to those recorded in 2003.

Interim Report III/2004

Interim Financial Statements (Unaudited)

E.ON AG and Subsidiaries Consolidated Statements of Income

	July 1 — Sep. 30		Jan. 1 — Sep. 30
€ in millions	2004	2003	2004	2003
Sales	9,765	9,252	35,359	33,351

Electricity and gas taxes	767	645	3,105	2,598

Sales, net of electricity and gas taxes	8,998	8,607	32,254	30,753

Cost of goods sold and services provided	6,748	6,617	23,610	23,220

Gross profit on sales	2,250	1,990	8,644	7,533

Selling expenses	1,086	1,158	3,257	3,489

General and administrative expenses	372	273	1,022	922

Other operating income	1,861	745	5,173	3,362

Other operating expenses	896	530	3,358	2,312

Financial earnings	–39	–349	–167	–177

Income from continuing operations before income taxes and minority interests	1,718	425	6,013	3,995

Income taxes	478	157	1,675	962

Minority interests	88	73	372	333

Income from continuing operations	1,152	195	3,966	2,700

Income from discontinued operations, net	—	457	1	1,153

Cumulative effect of changes in accounting principles, net	—	–23	—	–471

Net income	1,152	629	3,967	3,382

Earnings per share (in €)
— from continuing operations	1.75	0.29	6.04	4.13

— from discontinued operations	—	0.70	—	1.77

— from cumulative effect of changes in accounting principles, net	—	–0.03	—	–0.72

— from net income	1.75	0.96	6.04	5.18

Interim Report III/2004

E.ON AG and Subsidiaries Consolidated Balance Sheets

	Sep. 30,	Dec. 31,
€ in millions	2004	2003
Assets
Goodwill	14,884	13,955

Intangible assets	3,816	4,114

Property, plant, and equipment	43,791	42,836

Financial assets	18,270	17,725

Fixed assets	80,761	78,630

Inventories	2,819	2,477

Financial receivables and other financial assets	2,039	2,192

Operating receivables and other operating assets	14,807	15,833

Assets of disposal groups	550	—

Liquid funds (thereof cash and cash equivalents < 3 months 2004: 4,607; 2003: 3,321)	12,158	10,795

Nonfixed assets	32,373	31,297

Deferred taxes	1,709	1,525

Prepaid expenses	415	398

Total assets	115,258	111,850

E.ON AG and Subsidiaries Consolidated Balance Sheets

	Sep. 30,	Dec. 31,
€ in millions	2004	2003
Stockholders’ equity and liabilities
Stockholders’ equity	34,314	29,774

Minority interests	4,387	4,625

Provisions for pensions	7,638	7,442

Other provisions	26,287	26,764

Accrued liabilities	33,925	34,206

Financial liabilities	21,067	21,787

Operating liabilities	13,127	14,113

Liabilities	34,194	35,900

Liabilities of disposal groups	53	—

Deferred taxes	7,209	6,265

Deferred income	1,176	1,080

Total stockholders’ equity and liabilities	115,258	111,850

Interim Report III/2004

Interim Financial Statements (Unaudited)

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow

January 1 — September 30
€ in millions	2004	2003
Net income	3,967	3,382

Income applicable to minority interests	372	333

Adjustments to reconcile net income to net cash provided by operating activities
Income from discontinued operations, net	–1	–1,153

Depreciation, amortization, impairment	2,170	2,214

Changes in provisions	–275	1,158

Changes in deferred taxes	157	–256

Other noncash income and expenses	–90	–180

Gain/(loss) on disposal of fixed assets	–687	–825

Changes in nonfixed assets and other operating liabilities	–611	–597

Cash provided by operating activities	5,002	4,076

Payments from disposals of
financial assets	1,790	4,958

intangible assets and property, plant, and equipment	747	466

Purchase of
financial assets	–2,129	–5,643

intangible assets and property, plant, and equipment	–1,692	–1,689

Changes in other liquid funds	967	1,861

Cash provided by (used for) investing activities from continuing operations	–317	–47

Payments received/made from changes in capital, including minority interests	–24	—

Payments for treasury stock, net	–11	—

Payment of cash dividends to
stockholders of E.ON AG	–1,312	–1,142

minority stockholders	–279	–186

Changes in financial liabilities	–1,760	505

Cash provided by (used for) financing activities from continuing operations	–3,386	–823

Net increase (decrease) in cash and cash equivalents maturing (< 3 months) from continuing operations	1,299	3,206

Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	–13	–39

Cash and cash equivalents (< 3 months) at the beginning of the period	3,321	1,342

Cash and cash equivalents (< 3 months) from discontinued operations at the beginning of the period	—	–10

Cash and cash equivalents from continuing operations at the end of the period (< 3 months)	4,607	4,499

Securities available (> 3 months) for sale from continuing operations at the end of the period	7,551	6,888

Securities available for sale (> 3 months) from discontinued operations at the end of the period	—	—

Cash and cash equivalents (< 3 months) from discontinued operations at the end of the period	—	—

Liquid funds as shown on the balance sheet	12,158	11,387

Interim Report III/2004

Consolidated Statements of Changes in Stockholders’ Equity

				Accumulated
				other comprehensive income
				Euro
		Additional		translation	Available-	Minimum
	Capital	paid-in	Retained	adjust-	for-sale	pension	Cash flow	Treasury
€ in millions	Stock	capital	earnings	ments	securities	liability	hedges	stock	Total
January 1, 2003	1,799	11,402	13,472	–242	–3	–401	–115	–259	25,653

Shares repurchased/sold		153	–1					3	155

Dividends paid			–1,142						–1,142

Net income			3,382						3,382

Other comprehensive income				–483	1,053	35	110		715

Total comprehensive income									4,097

September 30, 2003	1,799	11,555	15,711	–725	1,050	–366	–5	–256	28,763

January 1, 2004	1,799	11,564	16,976	–1,021	1,184	–492	20	–256	29,774

Shares repurchased/sold		182						–11	171

Dividends paid			–1,312						–1,312

Net income			3,967						3,967

Other comprehensive income				319	1,063	37	295		1,714

Total comprehensive income									5,681

September 30, 2004	1,799	11,746	19,631	–702	2,247	–455	315	–267	34,314

Interim Report III/2004

Notes

Accounting and Valuation Policies

The accounting and valuation policies used to prepare the Interim Financial Statements for the nine months ended September 30, 2004, correspond to those used for the Consolidated Financial Statements for the year ended December 31, 2003, with the exception of the policies described below.

Variable Interest Entities

On January 1, 2004, E.ON adopted the revised version of FIN 46 published in December 2003 (FIN 46R).

E.ON’s variable interest entities (VIEs) consist of two property leasing companies, a company that manages shareholdings, a jointly owned electric generating company, and a company to manage the disposal of real estate. FIN 46R no longer applies to one previously jointly owned electric generating company and to a company that manages shareholdings after E.ON acquired additional shares in these companies.

E.ON consolidated VIEs with total assets and corresponding liabilities and equity of approximately €1,151 million and earnings of €55 million. Fixed assets and technical equipment and machinery in the amount of €111 million serve as collateral for liabilities relating to financial leases and bank loans. With the exception of two VIEs, there are limits to the recourse of creditors of the consolidated VIEs to the consolidating companies. In the case of these two VIEs, the liabilities total €98 million for the consolidating companies.

In addition, E.ON holds a significant interest in a VIE for which we are not the primary beneficiary. E.ON has held an interest in this entity, a leasing company operating in the energy industry, since July 1, 2000. This entity has total assets and corresponding liabilities and equity of €148 million and earnings of €27 million. E.ON’s maximum exposure to loss relating to this VIE is approximately €21 million. Management considers it unlikely that this loss will be realized.

The financial situation of another special-purpose entity, which has existed since 2001 and will operate until 2005, cannot be computed pursuant to FIN 46R due to lack of information. The entity’s activities consist of liquidating the real estate of divested operations. The company’s original assets and corresponding liabilities and equity totaled €127 million. Management does not expect E.ON’s results of operations to be adversely affected by this entity’s operations.

Acquisitions, Disposals, and Discontinued Operations
Significant Acquisitions in 2004

On January 16, 2004, E.ON UK completed the acquisition of Midlands Electricity and is now the sole owner of the U.K.-based electric distribution company. The purchase price was €1.706 billion (£1.180 billion), of which €55 million was paid to shareholders and €881 million to bond holders. In addition, we took on €856 million in debt. €86 million of cash acquired in the transaction was available to fund payments to shareholders. Midlands Electricity became a consolidated E.ON company on January 16, 2004.

Other Acquisitions in 2004

In a series of three transactions, Sydkraft purchased the remaining shares in Graninge for a total purchase price of €307 million (2.82 billion Swedish kroner), increasing its interest in the company from 79 percent to 100 percent effective December 31, 2003. E.ON reached an agreement in principle with Statkraft to sell the Norwegian energy utility hydroelectric generating capacity E.ON obtained through its acquisition of Graninge. We anticipate that the contract negotiations will be completed in the first half of 2005. The purchase price is expected to be about €500 million. The assets and liabilities affected by the transaction are recorded under “Assets of disposal groups” and “Liabilities of disposal groups,” respectively, in our Consolidated Balance Sheets for the period ended September 30, 2004. The assets consist mainly of property, plant, and equipment and financial assets; the liabilities consist of deferred taxes.

In May 2004, the squeeze-out procedure for the remaining 3.4 percent of Munich-based Thüga Aktiengesellschaft was completed. E.ON purchased the remaining 2.9 million shares for €223 million (including acquisition costs) and recorded goodwill in the amount of €106 million.

Significant Disposals in 2004

On January 20, 2004, E.ON sold its 4.99 percent shareholding in Union Fenosa, a Spanish utility, for approximately €217 million or €14.25 per share. E.ON realized a book gain of €26 million on the transaction.

At the end of 2003, E.ON concluded agreements to divest its equity interests in EWE and VNG. The transactions marked the fulfillment of all the conditions stipulated in the ministerial approval of the E.ON Ruhrgas acquisition.

On January 26, 2004, EWE’s two principal shareholders, Energieverband Elbe-Weser Beteiligungsholding and Weser-Ems Energiebeteiligungen, acquired E.ON Energie’s 27.4 percent stake in EWE by exercising their preemptive rights. This

Interim Report III/2004

completed the stock purchase and transfer agreement dated December 8, 2003. E.ON received proceeds of about €520 million and recorded a book gain of €257 million on the sale.

On January 28, 2004, EWE purchased 32.1 percent of our VNG stake. Pursuant to the conditions of the ministerial approval, the remaining 10 percent stake was offered to municipal authorities in eastern Germany at the same price. The municipal authorities purchased the 10 percent stake on January 28, 2004. The purchase price was approximately €899 million. E.ON recorded a book gain of €60 million on the 5.3 percent stake in VNG originally held by E.ON Energie. There was no book gain recorded on the 36.8 percent VNG stake held by E.ON Ruhrgas because its carrying amount was changed to fair value in the purchase price allocation following the acquisition of the company.

Pursuant to an earlier agreement, E.ON sold a further 3.6 percent of Degussa stock to RAG on May 31, 2004, for €283 million, of which E.ON recorded a book gain of €104 million. This figure was subsequently reduced by E.ON’s share of RAG’s interim earnings in line with E.ON’s 39.2 percent equity interest in the company. The disposal therefore yielded proceeds of €63 million. E.ON owns 42.9 percent of Degussa effective June 1, 2004.

Pro Forma Information

	July 1 — September 30		January 1 — September 30
€ in millions	2004	2003	2004	2003
Sales[1]	8,998	8,732	32,278	32,498

Net income before cumulative effect of changes in accounting principles	1,152	658	3,971	3,959

Net income	1,152	635	3,971	3,498

Earnings per share (in €)	1.75	0.97	6.04	5.36

1	Excludes electricity and gas taxes.

The condensed unaudited pro forma consolidated results of operations shown above are presented as if the acquisition of Midlands Electricity and E.ON Ruhrgas had taken place at the beginning of the periods presented. Adjustments to E.ON’s historical information have been made for the acquirees’ results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization, and related tax effects resulting from the purchase price allocation. The pro forma figures also include adjustments to give effect to interest costs determined on the basis of E.ON’s average interest rate for debt, taking into consideration the respective financing structures.

This unaudited pro forma information is not necessarily indicative of what the actual combined results of operations might have been had the acquisitions occurred at the beginning of the respective periods presented.

Discontinued Operations

Significant disposals and discontinued operations in 2003 are described in detail in our 2003 Annual Report. The Consolidated Statements of Income and the Consolidated Statements of Cash Flow for the first nine months of 2003 were adjusted for discontinued operations.

Income/(Loss) from Discontinued Operations

January 1 — September 30
€ in millions	2004	2003
VEBA Oel	–3	–35

Viterra operations	4	687

E.ON Energie operations	—	478

MEMC	—	23

Total	1	1,153

Research and Development

The E.ON Group’s research and development expense is primarily attributable to E.ON Ruhrgas and totaled €39 million in the first three quarters of 2004, compared with €58 million for the same period last year.

Interim Report III/2004

Notes

Earnings per Share

Earnings per share were computed as follows:

Earnings per Share

	July 1 — September 30		January 1 — September 30
	2004	2003	2004	2003
Income from continuing operations (€ in millions)	1,152	195	3,966	2,700

Income from discontinued operations, net (€ in millions)	—	457	1	1,153

Cumulative effect of changes in accounting principles, net (€ in millions)	—	–23	—	–471

Net income (€ in millions)	1,152	629	3,967	3,382

Weighted average number of shares (in 1,000)	658,356	657,379	656,864	653,275

Earnings per share (in €)
— from continuing operations	1.75	0.29	6.04	4.13

— from discontinued operations	—	0.70	—	1.77

— from cumulative effect of changes in accounting principles, net	—	–0.03	—	–0.72

— from net income	1.75	0.96	6.04	5.18

Financial Earnings

The table below provides details of financial earnings for the periods indicated.

Financial Earnings

January 1 — September 30
€ in millions	2004	2003	+/– %
Income from companies accounted for at equity	582	546	+7

Other income from share investments	130	167	–22

Income from share investments	712	713	—

Income from other long-term securities	33	41	–20

Income from long-term loans	43	40	+8

Other interest and similar income	407	468	–13

Interest and similar expenses	–1,348	–1,431	+6

— thereof accretion expense related to adoption of SFAS 143	–373	–358	–4

— thereof from financial liabilities to affiliated companies and to companies in which share
investments are held	–20	–19	–5

Interest and similar expenses, net	–865	–882	+2

Writedowns of securities and long-term loans	–14	–8	–75

Financial earnings	–167	–177	+6

Interim Report III/2004

Goodwill and Intangible Assets

The table below shows the changes in the carrying amount of goodwill in the first nine months of 2004 by segment.

Goodwill1

		Pan-
January 1 — September 30, 2004	Central	European			U.S.	Corporate	Other
€ in millions	Europe	Gas	U.K.	Nordic	Midwest	Center	Activities	Total
Book value as of December 31, 2003	2,178	3,755	4,348	297	3,367	—	10	13,955

Goodwill additions and disposals	243	139	473	71	—	1	—	927

Goodwill impairment	—	—	—	—	—	—	—	—

Other changes[2]	–106	8	110	–20	10	—	—	2

Book value as of September 30, 2004	2,315	3,902	4,931	348	3,377	1	10	14,884

1	Excludes goodwill of companies accounted for at equity.

2	Other changes include reclassifications and exchange-rate differences.

Intangible Assets

As of September 30, 2004, and December 31, 2003, E.ON’s intangible assets, including advance payments on intangible assets, and related accumulated amortization consist of the following:

Intangible Assets

	Sep. 30,	Dec. 31,
€ in millions	2004	2003
Intangible assets subject to amortization

Acquisition costs	4,445	4,393

Accumulated amortization	1,463	1,232

Net book value	2,982	3,161

Intangible assets not subject to amortization	834	953

Total	3,816	4,114

In the first nine months of 2004, E.ON recorded an aggregate expense of €268 million (prior year: €252 million) on its intangible assets and a nonrecurring amortization expense of €1.5 million.

Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for the rest of 2004 and each of the five succeeding fiscal years is as follows: 2004 (remaining three months): €92 million, 2005: €305 million, 2006: €279 million, 2007: €248 million, 2008: €205 million, 2009: €179 million. As acquisitions and dispositions occur in the future, actual amounts could vary.

Treasury Shares Outstanding

The number of treasury shares outstanding as of September 30, 2004, declined to 33,046,938 from the figure for year end 2003, representing 4.8 percent of E.ON’s capital stock. On the balance sheet date, the number of shares held by E.ON AG rose to 4,574,744 due to the purchase of shares for use in the employee share-purchase program. Another 28,472,194 shares of E.ON stock are held by subsidiaries. The decline in the number of shares held by subsidiaries is due to the distribution of 3,098,063 shares of E.ON stock to minority shareholders of E.ON Bayern under a settlement agreement reached in early July 2004.

Dividends Paid

On April 28, 2004, the Annual Shareholders Meeting voted to distribute a dividend of €2 per share of common stock, representing a €0.25 increase over the previous year’s dividend. This corresponds to a total dividend payout of €1,312 million.

Interim Report III/2004

Notes

Provisions for Pensions

The changes in the projected benefit obligation are shown below.

Changes in Projected Benefit Obligations

July 1 — September 30
€ in millions	2004	2003
Employer service cost	46	40

Interest cost	200	177

Expected return on plan assets	–102	–82

Prior service cost	8	5

Net amortization of (gains)/losses	7	3

Total	159	143

Changes in Projected Benefit Obligations

January 1 — September 30
€ in millions	2004	2003
Employer service cost	139	122

Interest cost	602	546

Expected return on plan assets	–314	–249

Prior service cost	21	16

Net amortization of (gains)/losses	18	13

Total	466	448

In the third quarter of 2003, E.ON adopted FASB Staff Position (FSP) No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003. The initial adjustment of expenses arising from healthcare benefits pursuant to FSP 106-2 did not have a significant effect.

Asset Retirement Obligations

E.ON’s asset retirement obligations at September 30, 2004, relate to the decommissioning of nuclear power stations in Germany (€8,189 million) and Sweden (€392 million), environmental remediation at nonnuclear power station sites, including the removal of electric transmission and distribution equipment (€333 million), environmental remediation at gas storage facilities (€76 million) and opencast mining facilities (€58 million), and the decommissioning of oil and gas infrastructure (€12 million). The fair value of nuclear decommissioning obligations was determined using third-party valuations.

On initial adoption of SFAS 143 on January 1, 2003, E.ON recorded an additional liability of €1,370 million. The net asset retirement cost of €262 million was capitalized as an increase to the carrying amount of the associated long-lived assets. In addition, we recognized a liability to Sweden’s national fund for nuclear waste in the amount of €360 million and a U.S. regulatory asset in the amount of €14 million. We recognized a net after-tax loss of €448 million (pretax loss: €734 million) in the 2003 financial year on initial adoption of this statement.

An accretion expense pertaining to continued provisions of €373 million for the current period is included in financial earnings (prior year: €358 million).

Interim Report III/2004

Contingent Liabilities Arising from Guarantees

Financial Guarantees

Financial guarantees include both direct and indirect obligations (indirect guarantees of indebtedness of others). These require the guarantor to make contingent payments to the guaranteed party based on the occurrence of certain events and/or changes in an underlying instrument that is related to an asset, a liability, or an equity security of the guaranteed party.

At September 30, 2004, E.ON’s direct financial guarantees principally consist of nuclear-energy-related items that are described in detail in our 2003 Annual Report. Direct financial guarantees also include obligations to creditors of related parties and third parties. Financial guarantees with specified terms extend as far as 2029. Maximum potential undiscounted future payments amount to €533 million (year end 2003: €525 million). Of this amount, €375 million (year end 2003: €310 million) consists of guarantees issued on behalf of related parties.

Indirect guarantees include obligations in connection with cross-border leasing transactions and to provide financial support, primarily to related parties. Indirect guarantees have terms up to 2023. Maximum potential undiscounted future payments amount to €665 million (year end 2003: €663 million). Of this amount, €355 million (year end 2003: €353 million) involves guarantees issued on behalf of related parties. As of September 30, 2004, we have recorded provisions of €87 million (year end 2003: €95 million) with respect to financial guarantees.

In addition, certain group companies have obligations by virtue of their membership in Versorgungskasse Energie, Hanover. Management does not expect these companies to have to perform on their obligations.

Indemnification Agreements

Contracts in connection with the disposal of shareholdings concluded throughout the E.ON Group include indemnification agreements and other guarantees with terms up to 2041 in accordance with contractual arrangements and local legal requirements, unless shorter terms were contractually agreed to. Maximum potential undiscounted future payments total €4,626 million (year end 2003: €5,693 million). These typically relate to customary representations and warranties, potential environmental liabilities, and taxes. In some cases, the buyer is either required to share costs or to cover certain costs before we are required to make any payments. Some obligations are covered first by insurance contracts or provisions of the divested companies. As of September 30, 2004, we have recorded provisions of €96 million (year end 2003: €103 million) with respect to all indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or by VEBA AG and VIAG AG before their merger) are included in the final sales contracts.

Other Guarantees

Other guarantees include contingent purchase consideration (maximum potential undiscounted future payments at September 30, 2004: €36 million; year end 2003: €36 million) with an effective period through 2020 and warranties and market-value guarantees (maximum potential undiscounted future payments: €83 million). Other guarantees also include product warranties (€25 million included in provisions as of September 30, 2004). The change compared with the provisions of €30 million as of December 31, 2003, reflects the utilization and reversal of provisions in the amount of €10 million and additions of €5 million in the first three quarters of 2004.

Interim Report III/2004

Business Segments

Our reportable segments are presented in line with our internal organizational and reporting structure. E.ON’s businesses are energy and other activities. Our core energy business consists of the following market units: Central Europe, Pan-European Gas, U.K., Nordic, U.S. Midwest, and Corporate Center:

Central Europe operates our integrated electricity business and downstream gas business in Central Europe.

Pan-European Gas focuses on the upstream and midstream gas business in Europe. This market unit also holds a number of mostly minority shareholdings in the downstream gas business.

U.K. operates an integrated energy business in the United Kingdom.

Nordic is engaged principally in the integrated energy business in Northern Europe.

U.S. Midwest primarily operates a regulated utility business in Kentucky, USA.

The Corporate Center consists of equity interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the group level.

Adjusted EBIT is the key figure at E.ON in terms of management control, and serves as an indicator of a business’s long-term earnings power. Adjusted EBIT is an adjusted figure derived from income/(loss) from continuing operations before income taxes and minority interests. The adjustments include book gains and book losses from disposals, restructuring expenses, and other nonoperating earnings of an extraordinary nature. In addition, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the allocations of other long-term provisions are treated analogously to the degree that, in accordance with

Financial Information by Business Segment

January 1 — September 30	Central Europe		Pan-European Gas		U.K.		Nordic
€ in millions	2004	2003	2004	2003	2004	2003[2]	2004	2003
External sales	15,212	13,967	9,610	8,317	6,031	5,731	2,326	1,984

Intersegment sales	152	201	314	262	6	6	46	35

Total sales	15,364	14,168	9,924	8,579	6,037	5,737	2,372	2,019

Adjusted EBITDA	3,491	3,234	1,512	1,444	1,142	809	796	625

Depreciation, amortization, and writedowns[3]	–788	–978	–337	–307	–422	–312	–307	–274

Adjusted EBIT	2,703	2,256	1,175	1,137	720	497	489	351

thereof earnings from companies accounted for using the equity method[3]	133	178	353	285	32	32	9	17

Cash provided by operating activities	2,195	3,180	1,097	746	591	256	772	531

Investments	1,484	1,324	361	416	375	266	621	539

Intangible assets and property, plant, and equipment	773	761	92	128	383	202	245	240

Financial assets	711	563	269	288	–8	64	376	299

Interim Report III/2004

	U.S. Midwest		Corporate Center		Core Energy Business		Other Activities[1]		E.ON Group
	2004	2003	2004	2003	2004	2003[2]	2004	2003	2004	2003[2]
External sales	1,436	1,488	56	103	34,671	31,590	688	1,761	35,359	33,351

Intersegment sales	—	—	–526	–511	–8	–7	8	7	—	—

Total sales	1,436	1,488	–470	–408	34,663	31,583	696	1,768	35,359	33,351

Adjusted EBITDA	420	399	–207	–255	7,154	6,256	499	603	7,653	6,859

Depreciation, amortization, and writedowns[3]	–145	–153	–19	–17	–2,018	–2,041	–105	–173	–2,123	–2,214

Adjusted EBIT	275	246	–226	–272	5,136	4,215	394	430	5,530	4,645

thereof earnings from companies accounted for using the equity method[3]	17	26	–28	13	516	551	113	76	629	627

Cash provided by operating activities	144	169	181	–816	4,980	4,066	22	10	5,002	4,076

Investments	179	323	787	4,321	3,807	7,189	14	143	3,821	7,332

Intangible assets and property, plant, and equipment	179	323	8	–58	1,680	1,596	12	93	1,692	1,689

Financial assets	—	—	779	4,379	2,127	5,593	2	50	2,129	5,643

1	Other activities consist of our Viterra and Degussa shareholdings. Effective February 1, 2003, Degussa has been accounted for using the equity method in line with E.ON’s 46.5 percent (effective June 1, 2004: 42.9 percent) shareholding in the company. Degussa contributed €113 million to adjusted EBIT in the first three quarters of 2004, compared with €148 million for the same period last year.

2	Adjusted for discontinued operations.

3	In 2004 and 2003, writedowns impacting adjusted EBIT and earnings from companies accounted for by the equity method deviate from the corresponding figures for cash flow and financial earnings calculated pursuant to U.S. GAAP. The main factor is impairment charges taken by the Central Europe and U.K. market units. These charges are recorded under other nonoperating earnings. In addition, the 2003 figure for other nonoperating earnings includes earnings accounted for using the equity method from our RAG shareholding and the valuation adjustment taken at Degussa’s Fine Chemicals division.

U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income. The marked decline in the interest portion of long-term provisions is due primarily to the amendment of Germany’s Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes (Endlager-Vorausleistungsverordnung) (see page 7). The amendment resulted in a roughly €270 million increase in adjusted interest income (net) recorded during the second quarter of 2004. This is a nonrecurring effect.

Page 5 of this report contains a detailed reconciliation of adjusted EBIT to consolidated net income.

Due to the adjustments accounted for under nonoperating earnings, the financial information by business segment may differ from the corresponding U.S. GAAP figures reported in the Consolidated Financial Statements.

Adjusted Interest Income (Net)

January 1 — September 30
€ in millions	2004	2003
Net interest expense	–515	–545
– Net interest expense relating to liabilities of associated companies and companies in which share investments are held	–20	–19

– Accretion expense related to the adoption of SFAS 143	–373	–358

+ Income from long-term loans	43	40

Interest income shown in Consolidated Statements of Income	–865	–882

Nonoperating interest income (net)[1]	96	15

Interest portion of long-term provisions	–20	–384

Adjusted interest income (net)	–789	–1,251

1	This figure is the sum of nonoperating interest expense and nonoperating interest income. In the first nine months of 2004 and 2003, nonoperating interest income (net) reflected, among other factors, tax-related interest payments.

Financial Calendar

March 10, 2005	Release of 2004 Annual Report
March 10, 2005	Annual Press Conference, Annual Analysts Conference
April 27, 2005	Annual Shareholders Meeting
May 12, 2005	Interim Report: January — March 2005
August 11, 2005	Interim Report: January — June 2005
November 10, 2005	Interim Report: January — September 2005

For more information about E.ON:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany

T +49 (0) 211-4579-453
F +49 (0) 211-4579-566

info@eon.com
www.eon.com

Only the German-language original of this Interim Report is legally binding.

Information on results: This Interim Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON’s filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of E.ON’s 2003 Annual Report on Form 20-F entitled “Item 3. Key Information: Risk Factors,” “Item 5. Operating and Financial Review and Prospects,” “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: November 12, 2004	By: /s/ Michael C. Wilhelm

Michael C. Wilhelm Senior Vice President Accounting